Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Social Posts

Video

- Slide 1
    - For the month of March, Invite friends and you can earn up to $2,000
- Slide 2
    - Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.
    - Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.
    - The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

Initial Posts

Facebook/LinkedIn

To celebrate the 1st anniversary of the Yieldstreet Prism Fund's launch, you will receive $200 (up to a maximum of $2000) deposited into your Yieldstreet Wallet for each friend you refer to our platform during the month of March. Once they're ready to invest, your money will be placed in your Yieldstreet Wallet at the end of the relevant quarter.

Click below to get started and review the Terms and Conditions
https://www.yieldstreet.com/invite?utm_source=RAF_Promo&utm_medium=Social&utm_campaign=RAF_Promo_Social&utm_content=Promotion

Instagram

To celebrate the 1st anniversary of the Yieldstreet Prism Fund's launch, you will receive $200 (up to a maximum of $2000) deposited into your Yieldstreet Wallet for each friend you refer to our platform during the month of March. Once they're ready to invest, your money will be placed in your Yieldstreet Wallet at the end of the relevant quarter.

Click the link in our bio to get started and review the Terms & Conditions

Twitter

To celebrate the 1st anniversary of the Yieldstreet Prism Fund's launch, you will receive $200 (up to a maximum of $2000) deposited into your YS Wallet for each friend you refer to our platform during the month of March

Get started & review the Ts & Cs

https://www.yieldstreet.com/invite?utm_source=RAF_Promo&utm_medium=Social&utm_campaign=RAF_Promo_Social&utm_content=Promotion

Follow up Posts

Facebook/LinkedIn

Last Chance to celebrate the 1st anniversary of the Yieldstreet Prism Fund's launch. You will receive $200 (up to a maximum of $2000) deposited into your Yieldstreet Wallet for each friend you refer to our platform during the month of March. Once they're ready to invest, your money will be placed in your Yieldstreet Wallet at the end of the relevant quarter.

Click below to get started and review the Terms and Conditions

https://www.yieldstreet.com/invite?utm_source=RAF_Promo&utm_medium=Social&utm_campaign=RAF_Promo_Social&utm_content=Promotion

Twitter

Last Chance to celebrate the 1st #anniv of the Yieldstreet Prism Fund's launch! For the month of March you will receive $200 (up to a maximum of $2000) deposited into your YS Wallet for each friend you refer to our platform

Get started & review the Ts & Cs

https://www.yieldstreet.com/invite?utm_source=RAF_Promo&utm_medium=Social&utm_campaign=RAF_Promo_Social&utm_content=Promotion

Images to be used

Slide 1


For the month of March, invite friends and earn up to $2,000
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Yieldstreet

Slide 2


Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.
Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.
The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.
Yieldstreet